UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

June 17, 2022

(Date of Report (Date of earliest event reported))

DF Growth REIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	85-26000369 (IRS Employer Identification Number)
750 B Street Suite 1930 San Diego, CA (Address of principal executive offices)	92101 (Zip Code)

(858) 430-8528
Registrant’s telephone number, including area code

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Termination of Offering

The cover page of the DF Growth REIT II, LLC (the “Company”)’s Regulation A Offering Circular dated January 19, 2021, states: “The Offering will end on the earlier of (1) the date we [the Company] have sold …. all the securities we [the Company] are offering, (2) the date two years after it begins, or (3) the date we [the Company] decide to end it.” (Emphasis added.)

Pursuant to the terms of the Offering as set forth above, the Company’s Regulation A Offering has been permanently terminated, effective immediately. See 17 C.F.R. § 230.152(d)(2)(iv).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on June 17, 2022.

DF Growth REIT II, LLC

By:	DF Manager, LLC
As Manager

By:	DiversyFund, Inc.
As Manager

By	/s/Craig Cecilio
Craig Cecilio, Chief Executive Officer

DATED: June 17, 2022